UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 28)

Cablevision Systems Corporation

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

12686C-10-9

(CUSIP Number)

Richard D. Bohm

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

212-909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2012 Grantor Retained Annuity Trust #1C and the Charles F. Dolan 2009 Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 12,802,504
	8.	Shared Voting Power 22,572,469
	9.	Sole Dispositive Power 12,802,504
	10.	Shared Dispositive Power 22,572,469
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,374,973
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 13.9%
14.	Type of Reporting Person IN

*	Excludes 22,056,668 shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of an equal number of shares of Cablevision NY Group Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2012 Grantor Retained Annuity Trust #1C and the Helen A. Dolan 2009 Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 7,800,000
	8.	Shared Voting Power 27,574,973
	9.	Sole Dispositive Power 7,800,000
	10.	Shared Dispositive Power 27,574,973
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,374,973
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 13.9%
14.	Type of Reporting Person IN

*	Excludes 22,056,668 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,737,587
	8.	Shared Voting Power 3,907,219
	9.	Sole Dispositive Power 2,737,587
	10.	Shared Dispositive Power 3,907,219
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,644,806
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.9%
14.	Type of Reporting Person IN

*	Excludes 50,369,212 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 198,168
	8.	Shared Voting Power 3,867,381
	9.	Sole Dispositive Power 198,168
	10.	Shared Dispositive Power 3,867,381
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,065,549
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person IN

*	Excludes 50,429,839 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Patrick F. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 150,341
	8.	Shared Voting Power 3,752,469
	9.	Sole Dispositive Power 150,341
	10.	Shared Dispositive Power 3,752,469
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,902,810
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person IN

*	Excludes 50,593,610 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Kathleen M. Dolan, individually and as Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust and as a Trustee of the Charles F. Dolan Children Trusts
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 135,435
	8.	Shared Voting Power 22,964,705
	9.	Sole Dispositive Power 135,435
	10.	Shared Dispositive Power 22,964,705
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,100,140
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 9.5%
14.	Type of Reporting Person IN

*	Excludes 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 32,141,632 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Marianne Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 16,881
	8.	Shared Voting Power 3,761,464
	9.	Sole Dispositive Power 16,881
	10.	Shared Dispositive Power 3,761,464
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,778,345
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person IN

*	Excludes 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 50,574,465 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Deborah A. Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 8,881
	8.	Shared Voting Power 4,023,476
	9.	Sole Dispositive Power 8,881
	10.	Shared Dispositive Power 4,023,476
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,032,357
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person IN

*	Excludes 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 50,461,749 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Lawrence J. Dolan, as a Trustee of each of the Charles F. Dolan 2009 Family Trusts and each of the CFD 2010 Grandchildren Trusts
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,590,919
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,590,919
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,590,919
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 5.8%
14.	Type of Reporting Person IN

*	Excludes 40,554,554 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Lawrence J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person David M. Dolan, as a Trustee of each of the Charles F. Dolan 2009 Family Trusts and each of the CFD 2010 Grandchildren Trusts
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,207,209
	8.	Shared Voting Power 13,614,619
	9.	Sole Dispositive Power 1,207,209
	10.	Shared Dispositive Power 13,614,619
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,821,828
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person IN

*	Excludes 40,554,554 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which David M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Paul J. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 384,806
	8.	Shared Voting Power 7,756,990
	9.	Sole Dispositive Power 384,806
	10.	Shared Dispositive Power 7,756,990
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,141,796
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 3.6%
14.	Type of Reporting Person IN

*	Excludes 46,753,915 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Matthew J. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Marianne Dolan Weber and the Charles F. Dolan Children Trust FBO Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 11,150
	8.	Shared Voting Power 7,623,445
	9.	Sole Dispositive Power 11,150
	10.	Shared Dispositive Power 7,623,445
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,634,595
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 3.4%
14.	Type of Reporting Person IN

*	Excludes 46,866,631 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney and the Charles F. Dolan Children Trust FBO Patrick F. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 23,750
	8.	Shared Voting Power 7,634,536
	9.	Sole Dispositive Power 23,750
	10.	Shared Dispositive Power 7,634,536
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,658,286
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 3.4%
14.	Type of Reporting Person IN

*	Excludes 46,917,686 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Kathleen M. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 3,867,380
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,867,380
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,867,380
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person OO

*	Excludes 50,461,749 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 3,867,380
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,867,380
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,867,380
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person OO

*	Excludes 50,461,749 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Marianne Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 3,754,664
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,754,664
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,754,664
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person OO

*	Excludes 50,574,465 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Patrick F. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 3,735,519
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,735,519
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,735,519
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person OO

*	Excludes 50,593,610 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 3,867,381
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,867,381
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,867,381
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person OO

*	Excludes 50,429,839 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 3,867,381
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,867,381
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,867,381
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person OO

*	Excludes 50,429,839 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,360,277
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,360,277
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,360,277
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.1%
14.	Type of Reporting Person OO

*	Excludes 51,777,396 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,496,520
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,496,520
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,496,520
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.1%
14.	Type of Reporting Person OO

*	Excludes 51,641,153 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,207,585
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,207,585
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,207,585
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person OO

*	Excludes 52,930,088 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,235,585
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,235,585
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,235,585
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person OO

*	Excludes 52,902,088 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,487,585
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,487,585
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,487,505
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.7%
14.	Type of Reporting Person OO

*	Excludes 52,650,088 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 815,585
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 815,585
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 815,585
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person OO

*	Excludes 53,322,088 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Ryan Dolan 1989 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 60,627
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 60,627
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,627
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

*	Excludes 54,077,046 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Tara Dolan 1989 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 60,627
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 60,627
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,627
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

*	Excludes 54,077,046 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Charles F. Dolan 2011 Grantor Retained Annuity Trust #1C
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

*	Excludes all shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2011 Grantor Retained Annuity Trust #1C disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Charles F. Dolan 2011 Grantor Retained Annuity Trust #2C
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

*	Excludes all shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2011 Grantor Retained Annuity Trust #2C disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Helen A. Dolan 2011 Grantor Retained Annuity Trust #1C
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

*	Excludes all shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Helen A. Dolan 2011 Grantor Retained Annuity Trust #1C disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Helen A. Dolan 2011 Grantor Retained Annuity Trust #2C
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

*	Excludes all shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Helen A. Dolan 2011 Grantor Retained Annuity Trust #2C disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 960,935
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 960,935
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 960,935
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person OO

*	Excludes 53,176,738 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 960,935
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 960,935
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 960,935
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person OO

*	Excludes 53,176,738 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 960,935
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 960,935
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 960,935
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person OO

*	Excludes 53,176,738 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 960,935
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 960,935
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 960,935
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person OO

*	Excludes 53,176,738 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 136,242
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 136,242
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 136,242
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person OO

*	Excludes 54,001,431 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Charles F. Dolan 2012 Grantor Retained Annuity Trust #1C
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 8,278,541
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,278,541
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,278,541
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 3.6%
14.	Type of Reporting Person OO

*	Excludes 45,859,132 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2012 Grantor Retained Annuity Trust #1C disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 12686C-10-9

1.	Name of Reporting Person Helen A. Dolan 2012 Grantor Retained Annuity Trust #1C
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 6,383,936
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,383,936
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,383,936
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person OO

*	Excludes 47,753,737 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Helen A. Dolan 2012 Grantor Retained Annuity Trust #1C disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

AMENDMENT NO. 28 TO SCHEDULE 13D

This Amendment to Schedule 13D is being filed jointly by (i) the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the “Group Members”) who may be deemed to beneficially own all of the shares of Class B Common Stock of Cablevision Systems Corporation. (the “Issuer”), par value $.01 per share (the “Class B Common Stock”), which are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $.01 per share (the “Class A Common Stock,” and together with the Class B Common Stock, the “Common Stock”), and a certain number of shares of Class A Common Stock, in each case as described herein, and (ii) the Charles F. Dolan 2011 Grantor Retained Annuity Trust #1C (the “CFD 2011 GRAT #1C”), the Charles F. Dolan 2011 Grantor Retained Annuity Trust #2C (the “CFD 2011 GRAT #2C”), the Helen A. Dolan 2011 Grantor Retained Annuity Trust #1C (the “HAD 2011 GRAT #1C”) and the Helen A. Dolan 2011 Grantor Retained Annuity Trust #2C (the “HAD 2011 GRAT #2C”and collectively with the CFD 2011 GRAT #1C, the CFD 2011 GRAT #2C and the HAD 2011 GRAT #1C, the “Old GRATs”), to reflect the disposition of all Issuer securities held by the Old GRATs and their ceasing to be Group Members, and the addition of two new Group Members.

The Schedule 13D (the “Schedule”) filed by the original Group Members on March 19, 2004, as amended and supplemented by Amendment No. 1 filed on April 9, 2004, Amendment No. 2 filed on June 30, 2004, Amendment No. 3 filed on March 3, 2005, Amendment No. 4 filed on March 10, 2005, Amendment No. 5 filed on March 25, 2005, Amendment No. 6 filed on March 31, 2005, Amendment No. 7 filed on April 26, 2005, Amendment No. 8 filed on June 20, 2005, Amendment No. 9 filed on July 19, 2005, Amendment No. 10 filed on August 10, 2005, Amendment No. 11 filed on September 16, 2005, Amendment No. 12 filed on October 13, 2005, Amendment No. 13 filed on October 25, 2005, Amendment No. 14 filed on December 29, 2005, Amendment No. 15 filed on August 11, 2006, Amendment No. 16 filed on October 10, 2006, Amendment No. 17 filed on November 13, 2006, Amendment No. 18 filed on December 11, 2006, Amendment No. 19 filed on January 12, 2007, Amendment No. 20 filed on May 3, 2007, Amendment No. 21 filed on November 7, 2007, Amendment No. 22 filed on August 1, 2008, Amendment No. 23 filed on December 8, 2008, Amendment No. 24 filed on February 10, 2010, Amendment No. 25 filed on November 19, 2010, Amendment No. 26 filed on February 22, 2011 and Amendment No. 27 filed on September 16, 2011, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 28.

Item 2	Identity and Background.

The disclosure in Item 2 is hereby amended by amending and restating part (a) thereof as follows:

(a) The names of the Reporting Persons who are Group Members are: Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2012 Grantor Retained Annuity Trust #1C (the “CFD 2012 GRAT #1C”) and the Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”); Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2012 Grantor Retained Annuity Trust #1C (the “HAD 2012 GRAT #1C”) and the Helen A. Dolan 2009 Revocable Trust (the “HAD 2009 Trust”); James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the “Dolan Children Trusts” and individually, a “Dolan Children Trust”), and as sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the

Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney (collectively, the “2009 Family Trusts” and individually, a “2009 Family Trust”) and as a Trustee of the CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan, CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan, CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney, CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber and CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan (collectively, the “CFD 2010 Grandchildren Trusts” and individually, a “2010 Grandchildren Trust”); David M. Dolan, as a Trustee of each of the 2009 Family Trusts and each of the CFD 2010 Grandchildren Trusts; Paul J. Dolan, as a Trustee of the Dolan Children Trusts FBO Kathleen M. Dolan and James L. Dolan; Matthew J. Dolan, as a Trustee of the Dolan Children Trusts FBO Marianne Dolan Weber and Thomas C. Dolan; Mary S. Dolan, as a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and Patrick F. Dolan; Dolan Children Trust FBO Kathleen M. Dolan; Dolan Children Trust FBO Marianne Dolan Weber; Dolan Children Trust FBO Deborah Dolan-Sweeney; Dolan Children Trust FBO James L. Dolan; Dolan Children Trust FBO Thomas C. Dolan; Dolan Children Trust FBO Patrick F. Dolan; 2009 Family Trust FBO James L. Dolan; 2009 Family Trust FBO Thomas C. Dolan; 2009 Family Trust FBO Patrick F. Dolan; 2009 Family Trust FBO Kathleen M. Dolan; 2009 Family Trust FBO Marianne Dolan Weber; 2009 Family Trust FBO Deborah A. Dolan-Sweeney; Ryan Dolan 1989 Trust; Tara Dolan 1989 Trust; CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney; CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan; CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber; CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan; CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan; CFD 2012 GRAT #1C; and HAD 2012 GRAT #1C. The Old GRATs ceased to be Group Members on March 14, 2012.

The disclosure in Item 2 is hereby amended by amending and restating parts (b), (c) and (f) thereof as follows:

(b) Except as indicated below, the business address of each Reporting Person is:

Individuals:

c/o Dolan Family Office

Attention: William A. Frewin

340 Crossways Park Drive

Woodbury, New York 11797

James L. Dolan:

c/o Knickerbocker Group LLC

Attention: Kerrie Juras

PO Box 420

Oyster Bay, New York 11771

Lawrence J. Dolan:

Progressive Field

2401 Ontario St.

Cleveland, OH 44115.

David M. Dolan:

7 Glenmaro Lane

St. Louis, MO 63131.

Kathleen M. Dolan:

c/o Knickerbocker Group LLC

Attention: Kerrie Juras

PO Box 420

Oyster Bay, New York 11771

Marianne Dolan Weber:

c/o Knickerbocker Group LLC

Attention: Kerrie Juras

PO Box 420

Oyster Bay, New York 11771

Paul J. Dolan:

Progressive Field

2401 Ontario St.

Cleveland, OH 44115.

Matthew J. Dolan:

Corporate Place

100 7th Avenue, Suite 150

Chardon, OH 44024.

Mary S. Dolan:

300 So. Riverside Plaza

Suite 1480

Chicago, IL 60606.

Trusts:

Dolan Children Trust FBO Kathleen M. Dolan is a trust established under the laws of the State of Illinois for the benefit of Kathleen M. Dolan and has an address of c/o Knickerbocker Group LLC, attention: Kerrie Juras, PO Box 420, Oyster Bay, New York 11771.

Dolan Children Trust FBO Marianne Dolan Weber is a trust established under the laws of the State of Illinois for the benefit of Marianne Dolan Weber and has an address of c/o Knickerbocker Group LLC, attention: Kerrie Juras, PO Box 420, Oyster Bay, New York 11771.

Dolan Children Trust FBO Deborah Dolan-Sweeney is a trust established under the laws of the State of Illinois for the benefit of Deborah A. Dolan-Sweeney and has an address of c/o Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.

Dolan Children Trust FBO James L. Dolan is a trust established under the laws of the State of Illinois for the benefit of James L. Dolan and has an address of c/o Knickerbocker Group LLC, attention: Kerrie Juras, PO Box 420, Oyster Bay, New York 11771.

Dolan Children Trust FBO Thomas C. Dolan is a trust established under the laws of the State of Illinois for the benefit of Thomas C. Dolan and has an address of c/o Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.

Dolan Children Trust FBO Patrick F. Dolan is a trust established under the laws of the State of Illinois for the benefit of Patrick F. Dolan and has an address of c/o Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.

2009 Family Trust FBO James L. Dolan is a trust established under the laws of the State of New York for the benefit of James L. Dolan and has an address of c/o Knickerbocker Group LLC, attention: Kerrie Juras, PO Box 420, Oyster Bay, New York 11771.

2009 Family Trust FBO Thomas C. Dolan is a trust established under the laws of the State of New York for the benefit of Thomas C. Dolan and has an address of c/o Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.

2009 Family Trust FBO Patrick F. Dolan is a trust established under the laws of the State of New York for the benefit of Patrick F. Dolan and has an address of c/o Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.

2009 Family Trust FBO Kathleen M. Dolan is a trust established under the laws of the State of New York for the benefit of Kathleen M. Dolan and has an address of c/o Knickerbocker Group LLC, attention: Kerrie Juras, PO Box 420, Oyster Bay, New York 11771.

2009 Family Trust FBO Marianne Dolan Weber is a trust established under the laws of the State of New York for the benefit of Marianne Dolan Weber and has an address of c/o Knickerbocker Group LLC, attention: Kerrie Juras, PO Box 420, Oyster Bay, New York 11771.

2009 Family Trust FBO Deborah A. Dolan-Sweeney is a trust established under the laws of the State of New York for the benefit of Deborah A. Dolan-Sweeney and has an address of c/o Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.

Ryan Dolan 1989 Trust is a trust established under the laws of the State of New York for the benefit of Ryan Dolan and has an address of c/o Knickerbocker Group LLC, attention: Kerrie Juras, PO Box 420, Oyster Bay, New York 11771.

Tara Dolan 1989 Trust is a trust established under the laws of the State of New York for the benefit of Tara Dolan and has an address of c/o Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.

CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney is a trust established under the laws of the State of New York for the benefit of the descendants of Deborah A. Dolan-Sweeney and has an address of c/o Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.

CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan is a trust established under the laws of the State of New York for the benefit of the descendants of Kathleen M. Dolan and has an address of c/o Knickerbocker Group LLC, attention: Kerrie Juras, PO Box 420, Oyster Bay, New York 11771.

CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber is a trust established under the laws of the State of New York for the benefit of the descendants of Marianne Dolan Weber and has an address of c/o Knickerbocker Group LLC, attention: Kerrie Juras, PO Box 420, Oyster Bay, New York 11771.

CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan is a trust established under the laws of the State of New York for the benefit of the descendants of Patrick F. Dolan and has an address of c/o Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.

CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan is a trust established under the laws of the State of New York for the benefit of the descendants of James L. Dolan and has an address of c/o Knickerbocker Group LLC, attention: Kerrie Juras, PO Box 420, Oyster Bay, New York 11771.

CFD 2011 GRAT #1C is a trust established under the laws of the State of New York for the benefit of Charles F. Dolan and has an address of c/o Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.

CFD 2011 GRAT #2C is a trust established under the laws of the State of New York for the benefit of Charles F. Dolan and has an address of c/o Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.

HAD 2011 GRAT #1C is a trust established under the laws of the State of New York for the benefit of Helen A. Dolan and has an address of c/o Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.

HAD 2011 GRAT #2C is a trust established under the laws of the State of New York for the benefit of Helen A. Dolan and has an address of c/o Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.

CFD 2012 GRAT #1C is a trust established under the laws of the State of New York for the benefit of Charles F. Dolan and has an address of c/o Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.

HAD 2012 GRAT #1C is a trust established under the laws of the State of New York for the benefit of Helen A. Dolan and has an address of c/o Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.

(c) Charles F. Dolan is the Chairman of the Issuer. The Issuer’s principal business address is 1111 Stewart Avenue, Bethpage, New York 11714. He is a director of The Madison Square Garden Company (“MSG”) and a director and Executive Chairman of AMC Networks Inc. (“AMC”). Helen A. Dolan is his wife and is not currently employed. They are the parents of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Marianne Dolan Weber, and Deborah A. Dolan-Sweeney. Charles F. Dolan is also the brother of Lawrence J. Dolan. Charles F. Dolan is the Trustee of the CFD 2011 GRAT #1C, the CFD 2011 GRAT #2C, the CFD 2012 GRAT #1C and the CFD 2009 Trust. Helen A. Dolan is the Trustee of the HAD GRAT #1C, the HAD 2011 GRAT #2C, the HAD 2012 GRAT #1C and the HAD 2009 Trust.

James L. Dolan is the President and Chief Executive Officer and a director of the Issuer . The Issuer’s principal business address is 1111 Stewart Avenue, Bethpage, New York 11714. He is a director and Executive Chairman of MSG and a director of AMC. He is the son of Charles F. Dolan and Helen A. Dolan, and is the brother of Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney.

Thomas C. Dolan is the Executive Vice President – Strategy and Development, Office of the Chairman, and a director of the Issuer. The Issuer’s principal business address is 1111 Stewart Avenue, Bethpage, New York 11714. He is director of MSG and a director of AMC. He is the son of Charles F. Dolan and Helen A. Dolan, and is the brother of James L. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney.

Patrick F. Dolan is a director of the Issuer and President of News 12 Networks, a subsidiary of the Issuer. The Issuer’s principal business address is 1111 Stewart Avenue, Bethpage, New York 11714. He is a director of AMC. He is the son of Charles F. Dolan and Helen A. Dolan, and is the brother of James L. Dolan, Thomas C. Dolan, Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney.

Kathleen M. Dolan is a director of the Issuer and founder of Purple Crayon Productions Inc., a community art and music center, 1207 Route 12, Woodstock, Vermont 05091. She is the daughter of Charles F. Dolan and Helen A. Dolan, and is the sister of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney. She is a Trustee of each of the Dolan Children Trusts, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust.

Marianne Dolan Weber is a director of the Issuer, MSG and AMC. She is the Chair of the Dolan Family Foundation and the Dolan Children’s Foundation, c/o Knickerbocker Group LLC, attention: Kerrie Juras, PO Box 420, Oyster Bay, New York 11771. She is the daughter of Charles F. Dolan and Helen A. Dolan, and is the sister of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan and Deborah A. Dolan-Sweeney.

Deborah A. Dolan-Sweeney is a director of the Issuer and MSG. She is the daughter of Charles F. Dolan and Helen A. Dolan, and is the sister of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan and Marianne Dolan Weber. Her husband, Brian G. Sweeney, is a director and officer of the Issuer.

Lawrence J. Dolan is the brother of Charles F. Dolan, and is the father of Matthew J. Dolan, Paul J. Dolan and Mary S. Dolan. He is the Chief Executive Officer of Cleveland Indians Baseball Company, L.P., Progressive Field, 2401 Ontario St., Cleveland, Ohio 44115. He is a Trustee of each of the 2009 Family Trusts and each of the CFD 2010 Grandchildren Trusts.

David M. Dolan is a retired attorney and is currently the Chairman of the Board of Citizens National Bank of Greater St. Louis, 7305 Manchester Road, Maplewood, Missouri 63143. He is a first cousin of Charles F. Dolan. He is a Trustee of each of the 2009 Family Trusts and each of the CFD 2010 Grandchildren Trusts.

Paul J. Dolan is the son of Lawrence J. Dolan, the brother of Matthew J. Dolan and Mary S. Dolan, and a nephew of Charles F. Dolan and Helen A. Dolan. He is the President of Cleveland Indians Baseball Company, L.P., Progressive Field, 2401 Ontario St., Cleveland, Ohio 44115. He is a Trustee of the Dolan Children Trusts FBO Kathleen M. Dolan and James L. Dolan.

Matthew J. Dolan is the son of Lawrence J. Dolan, the brother of Paul J. Dolan and Mary S. Dolan, and a nephew of Charles F. Dolan and Helen A. Dolan. He is an attorney and a principal of Thrasher, Dinsmore & Dolan, Corporate Place, 100 7th Avenue, Chardon, OH 44024-9423. He is a Trustee of the Dolan Children Trusts FBO Marianne Dolan Weber and Thomas C. Dolan.

Mary S. Dolan is the daughter of Lawrence J. Dolan, the sister of Matthew J. Dolan and Paul J. Dolan, and a niece of Charles F. Dolan and Helen A. Dolan. She is the Co-Director of Legal Services at the Lifespan Center for Legal Services, 20 E. Jackson Blvd, Suite 500, Chicago, Illinois 60604. She is a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and Patrick F. Dolan.

Item 3	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 is hereby amended by adding the following at the end thereof:

On March 14, 2012, Charles F. Dolan received an aggregate of 8,278,541 shares of the Issuer’s Class B Common Stock from CFD 2011 GRAT #1C and CFD 2011 GRAT #2C, in exchange for promissory notes.

On March 14, 2012, Helen A. Dolan received an aggregate of 6,383,936 shares of the Issuer’s Class B Common Stock from HAD 2011 GRAT #1C and HAD 2011 GRAT #2C, in exchange for promissory notes.

The CFD 2012 GRAT #1C was formed by Charles F. Dolan and on March 14, 2012 was given the number of shares of the Issuer’s Class B Common Stock indicated as owned by the trust in Item 5 of this Amendment No. 28 to the Schedule 13D.

The HAD 2012 GRAT #1C was formed by Helen A. Dolan and on March 14, 2012 was given the number of shares of the Issuer’s Class B Common Stock indicated as owned by the trust in Item 5 of this Amendment No. 28 to the Schedule 13D.

Please see Item 5 for additional information regarding each of the transactions effected on March 14, 2012. The information with respect to the March 14, 2012 transactions is incorporated by reference herein.

No funds were exchanged in connection with any of the foregoing transfers of shares of the Issuer’s Class B Common Stock.

Item 4	Purpose of Transaction

The disclosure in Item 4 is hereby amended by adding the following to the end thereof:

Each of the transactions described in Item 3 above effected on March 14, 2012 was effected for estate planning purposes for Charles F. Dolan and Helen A. Dolan.

Item 5	Interest in Securities of the Issuer

The disclosure in Item 5(a) and (b) is hereby amended and restated to read in its entirety as follows:

(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 61,806,655 shares of Class A Common Stock as a result of their beneficial ownership of (i) 7,668,982 shares of Class A Common Stock (including 481,320 shares of restricted stock and options to purchase 3,545,266 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 54,137,673 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 22.2% of the total shares of the Issuer’s common stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 54,137,673 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Second A&R Class B Stockholders Agreement (see Item 6 below). Individuals who are Group Members solely in their capacity as trustees of trusts that are Group Members may be deemed to beneficially own an additional 1,721,481 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Charles F. Dolan may be deemed to beneficially own an aggregate of 35,374,973 shares of Class A Common Stock, including (i) 3,293,968 shares of Class A Common Stock (including 204,400 shares of restricted stock and options to purchase 1,802,100 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 32,081,005 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 13.9% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 12,802,504 shares of Class A Common Stock (including 89,363 shares of Class A Common Stock owned of record personally, 8,755 shares of Class A Common Stock owned of record by the CFD 2009 Trust, 204,400 shares of restricted stock owned of record personally and options owned of record personally to purchase 1,802,100 shares of Class A Common Stock that are exercisable within sixty days of this filing, and

10,697,886 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 2,419,345 shares of Class B Common Stock owned of record by the CFD 2009 Trust, 8,278,541 shares of Class B Common Stock owned of record by the CFD 2012 GRAT #1C) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 22,572,469 shares of Class A Common Stock (including 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation and 21,383,119 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 1,416,064 shares of Class B Common Stock owned of record by the HAD 2009 Trust, 6,383,936 shares of Class B Common Stock owned of record by the HAD 2012 GRAT #1C, 9,603,137 shares of Class B Common Stock owned of record by the 2009 Family Trusts and 3,979,982 shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts). He disclaims beneficial ownership of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, and 21,383,919 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 1,416,064 shares of Class B Common Stock owned of record by the HAD 2009 Trust, 6,383,936 shares of Class B Common Stock owned of record by the HAD 2012 GRAT #1C, 9,603,137 shares of Class B Common Stock owned of record by the 2009 Family Trusts and 3,979,982 shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Helen A. Dolan may be deemed to beneficially own an aggregate of 35,574,973 shares of Class A Common Stock, including (i) 3,293,968 shares of Class A Common Stock (including 204,400 shares of restricted stock and options to purchase 1,802,100 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 32,081,005 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 13.9% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of 7,800,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (including 1,416,064 shares of Class B Common Stock owned of record by the HAD 2009 Trust, 6,383,936 shares of Class B Common Stock owned of record by the HAD 2012 GRAT #1C) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 27,574,973 shares of Class A Common Stock (including 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 8,755 shares of Class A Common Stock owned of record by the CFD 2009 Trust, 89,363 shares of Class A Common Stock, 204,400 shares of restricted stock and options to purchase 1,802,100 shares of Class A Common Stock exercisable within sixty days of this filing owned of record personally by her spouse, Charles F. Dolan; and 24,281,005 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 2,419,345 shares of Class B Common Stock owned of record by the CFD 2009 Trust, 8,278,541 shares of Class B Common Stock owned of record by the CFD 2012 GRAT #1C, 9,603,137 shares of Class B Common Stock owned of record by the 2009 Family Trusts and 3,979,982 shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts). She disclaims beneficial ownership of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 8,755 shares of Class A Common Stock owned of record by the CFD 2009 Trust, 89,363 shares of Class A Common Stock, 204,400 shares of restricted stock and options to purchase 1,802,100 shares of Class A Common Stock exercisable within sixty days of this filing owned of record personally by her spouse, and 24,281,005 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 2,419,345 shares of Class B Common Stock owned of record by the CFD 2009 Trust, 8,278,541 shares of Class B Common Stock owned of record by the CFD 2012 GRAT #1C, 9,603,137 shares of Class B Common Stock owned of record by the 2009 Family Trusts and 3,979,982 shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

James L. Dolan may be deemed to beneficially own an aggregate of 6,644,806 shares of Class A Common Stock, including (i) 2,876,345 shares of Class A Common Stock (including 196,100 shares of restricted stock and options to purchase 1,708,166 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 3,768,461 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.9% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 2,737,587 shares of Class A Common Stock (including 758,594 shares of Class A Common Stock owned of record personally, 10,200 shares of Class A Common Stock held as custodian for one or more minor children, 3,900 shares of Class A Common Stock held as custodian for a child, 196,100 shares of restricted stock owned of record personally and options owned of record personally to purchase 1,708,166 shares of Class A Common Stock that are exercisable within sixty days of this filing and 60,627 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 3,907,219 shares of Class A Common Stock (including 5,000 shares of Class A Common Stock owned of record jointly with his spouse, 17,339 shares of Class A Common Stock owned of record personally by his spouse, 1,679 shares owned of record by his spouse through a 401(k) plan, 11,920 shares of restricted stock owned of record personally by his spouse, 3,900 shares of Class A Common Stock owned of record by members of his household, and 159,547 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit). He disclaims beneficial ownership of 10,200 shares of Class A Common Stock held as custodian for one or more minor children, 3,900 shares of Class A Common Stock held as custodian for a child, 3,900 shares of Class A Common Stock owned of record by members of his household, 17,339 shares of Class A Common Stock owned of record personally by his spouse, 1,679 shares owned of record by his spouse through a 401(k) plan, 11,920 shares of restricted stock owned of record personally by his spouse and 159,547 shares of Class A Common Stock and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Thomas C. Dolan may be deemed to beneficially own 4,065,549 shares of Class A Common Stock, including (i) 357,715 shares of Class A Common Stock (including 35,100 shares of restricted stock) and (ii) 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This amount represents approximately 1.8% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 198,168 shares of Class A Common Stock (including 35,100 shares of restricted stock) and (b) the shared power to vote or direct the vote of and to dispose of or to direct the disposition of 159,547 shares of Class A Common Stock and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 159,547 shares of Class A Common Stock and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Patrick F. Dolan may be deemed to beneficially own an aggregate of 3,902,810 shares of Class A Common Stock, including (i) 358,747 shares of Class A Common Stock (including 16,900 shares of restricted stock and options to purchase 12,000 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 3,544,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.7% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 150,341 shares of Class A Common Stock (including 121,441 shares of Class A Common Stock, 16,900 shares of restricted stock, and options to purchase 12,000 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 3,752,469 shares of Class A Common Stock (including 5,000 shares owned of record jointly with his spouse, 1,400 shares of Class A Common Stock owned of record personally by his spouse, 7,800 shares of Class A Common Stock owned of record by members of his household, 2,750 shares owned of record by the Daniel P. Mucci Trust (the “Mucci Trust”) for which he serves as co-trustee, 191,456 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit and 3,544,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit). He disclaims beneficial ownership of 1,400 shares of Class A Common Stock owned of record personally by his spouse, 7,800 shares of Class A Common Stock owned of record by members of his household, 2,750 shares of Class A Common Stock held by the Mucci Trust, and 191,456 shares of Class A Common Stock and 3,544,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Kathleen M. Dolan may be deemed to beneficially own an aggregate of 23,100,140 shares of Class A Common Stock, including (i) 1,104,099 shares of Class A Common Stock and (ii) 21,996,041 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 9.5% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 135,435 shares of Class A Common Stock (including 6,381 shares of Class A Common owned of record personally, 7,800 shares of Class A Common Stock held as custodian for one or more minor children and an aggregate of 121,254 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 22,964,705 shares of Class A Common Stock (including 5,000 shares of Class A Common Stock owned of record jointly with her former spouse and an aggregate of 1,084,918 shares of Class A Common Stock owned of record by the Dolan Children Trusts and an aggregate of 21,874,787 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts). She disclaims beneficial ownership of 7,800 shares of Class A Common Stock held as custodian for one or more minor children, an aggregate of 1,084,918 shares of Class A Common Stock owned of record by the Dolan Children Trusts and an aggregate of 21,996,041 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Marianne Dolan Weber may be deemed to beneficially own an aggregate of 3,778,345 shares of Class A Common Stock, including (i) 215,137 shares of Class A Common Stock (including options to purchase 8,000 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 3,563,208 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.7% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 16,881 shares of Class A Common Stock (including 8,881 shares of Class A Common Stock and options to purchase 8,000 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 3,761,464 shares of Class A Common Stock (including 2,900 shares of Class A Common Stock owned personally by her spouse, 3,900 shares of Class A Common Stock owned of record by members of her household, and 191,456 shares of Class A Common Stock owned by the Dolan Children Trust for her benefit and 3,563,208 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit). She disclaims beneficial ownership of 3,900 shares of Class A Common Stock held by members of her household, 2,900 shares of Class A Common Stock owned of record by her spouse, and 191,456 shares of Class A Common Stock and 3,563,208 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 4,032,357 shares of Class A Common Stock, including (i) 356,433 shares of Class A Common Stock (including 16,900 shares of restricted stock and options to purchase 15,000 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 3,675,924 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.8% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 8,881 shares of Class A Common Stock owned of record personally and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,023,476 shares of Class A Common Stock (including 97,696 shares of Class A Common Stock, 16,900 shares of restricted stock and options to purchase 15,000 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record by her spouse, 26,500 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee and 191,456 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit and 3,675,924 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit). She disclaims beneficial ownership of 97,696 shares of Class A Common Stock, 16,900 shares of restricted stock and options to purchase 15,000 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record by her spouse, 26,500 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee and 191,456 shares of Class A Common Stock and 3,675,924 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Lawrence J. Dolan may be deemed to beneficially own an aggregate of 13,590,919 shares of Class A Common Stock, including (i) 7,800 shares of Class A Common Stock and (ii) 13,583,119 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 5.8% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 13,585,319 shares of Class A Common Stock (including 7,800 shares of Class A Common Stock owned of record with his spouse, an aggregate of 9,603,137 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts and an aggregate of 3,979,982 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts). He disclaims beneficial ownership of an aggregate of 9,603,137 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts and an aggregate of 3,979,982 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

David M. Dolan may be deemed to beneficially own an aggregate of 14,821,828 shares of Class A Common Stock, including (i) 1,238,709 shares of Class A Common Stock and (ii) 13,583,119 shares of Class A Common Stock issuable upon conversion of an equal number of shares of

Class B Common Stock. This aggregate amount represents approximately 6.3% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,207,209 shares of Class A Common Stock (including 10,386 shares of Class A Common Stock owned of record by the David M. Dolan Revocable Trust and 1,196,823 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 13,614,619 shares of Class A Common Stock (including 7,800 shares of Class A Common Stock owned of record jointly with his spouse, 21,000 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 2,700 shares of Class A Common Stock held by his spouse as custodian for a minor child, an aggregate of 9,603,137 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts and an aggregate of 3,979,982 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts). He disclaims beneficial ownership of 1,196,823 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust, 21,000 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 2,700 shares of Class A Common Stock held by his spouse as custodian for a minor child, an aggregate of 9,603,137 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts and an aggregate of 3,979,982 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Paul J. Dolan may be deemed to beneficially own an aggregate of 8,141,796 shares of Class A Common Stock, including (i) 758,038 shares of Class A Common Stock, and (ii) 7,383,758 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 384,806 shares of Class A Common Stock (including 19,036 shares of Class A Common Stock held as custodian for one or more minor children and 365,770 shares of Class A Common Stock owned of record by the CFD Trust No. 10) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,756,990 shares of Class A Common Stock (including 22,229 shares of Class A Common Stock owned of record jointly with his spouse, an aggregate of 351,003 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 7,383,758 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan). He disclaims beneficial ownership of 19,036 shares of Class A Common Stock held as custodian for one or more minor children, 365,770 shares of Class A Common Stock owned of record by the CFD Trust No. 10, an aggregate of 351,003 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 7,383,758 shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Matthew J. Dolan may be deemed to beneficially own an aggregate of 7,634,595 shares of Class A Common Stock, including (i) 363,553 shares of Class A Common Stock and (ii) 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.4% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 11,150 shares of Class A Common Stock (including 6,300 shares of Class A Common Stock owned of record personally and 4,850 shares of Class A Common Stock held as custodian for a minor child) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,623,445 shares of Class A Common Stock (including 700 shares of Class A Common Stock owned of record with his spouse, 700 shares of Class A Common Stock held by his spouse as custodian for a minor child, an aggregate of 351,003 shares of Class A Common stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan). He disclaims beneficial ownership of 4,850 shares of Class A Common Stock held as custodian for a minor child, 700 shares of Class A Common Stock held by his spouse as custodian for a minor child, an aggregate of 351,003 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 7,622,045 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Mary S. Dolan may be deemed to beneficially own an aggregate of 7,658,286 shares of Class A Common Stock, including (i) 438,299 shares of Class A Common Stock and (ii) 7,219,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.4% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote and to dispose of or direct the disposition of 23,750 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,634,536 shares of Class A Common Stock (including 31,637 shares of Class A Common Stock owned of record jointly with her spouse, an aggregate of 382,912 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan and an aggregate of 7,219,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan). She disclaims beneficial ownership of 23,750 shares of Class A Common Stock held as custodian for one or more minor children, an aggregate of 382,912 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan and an aggregate of 7,219,987 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

The Charles F. Dolan Children Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 3,867,380 shares of Class A Common Stock, including (i) 191,456 shares of Class A Common Stock and (ii) 3,675,924 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 15 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney may be deemed to beneficially own an aggregate of 3,867,380 shares of Class A Common Stock, including (i) 191,456 shares of Class A Common Stock and (ii) 3,675,924 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 16 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Marianne Dolan Weber may be deemed to beneficially own an aggregate of 3,754,664 shares of Class A Common Stock, including (i) 191,456 shares of Class A Common Stock and (ii) 3,563,208 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 17 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Patrick F. Dolan may be deemed to beneficially own an aggregate of 3,735,519 shares of Class A Common Stock, including (i) 191,456 shares of Class A Common Stock and (ii) 3,544,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 18 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 3,867,381 shares of Class A Common Stock, including (i) 159,547 shares of Class A Common Stock and (ii) 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 19 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 3,867,381 shares of Class A Common Stock, including (i) 159,547 shares of Class A Common Stock and (ii) 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 20 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 2,360,277 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 21 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 2,496,520 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 22 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Patrick F. Dolan may be deemed to beneficially own an aggregate of 1,207,585 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 23 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 1,235,585 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 24 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Marianne Dolan Weber may be deemed to beneficially own an aggregate of 1,487,585 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 25 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 815,585 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor The information contained on page 26 of this Schedule 13D is hereby incorporated by reference.

The Ryan Dolan 1989 Trust may be deemed to beneficially own an aggregate of 60,627 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 27 of this Schedule 13D is hereby incorporated by reference.

The Tara Dolan 1989 Trust may be deemed to beneficially own an aggregate of 60,627 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 28 of this Schedule 13D is hereby incorporated by reference.

The Old GRATs ceased to own any shares of the Issuer on March 14, 2012.

The CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 960,935 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 33 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan may be deemed to beneficially own an aggregate of 960,935 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 34 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber may be deemed to beneficially own an aggregate of 960,935 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 35 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan may be deemed to beneficially own an aggregate of 960,935 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 36 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan may be deemed to beneficially own an aggregate of 136,242 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 37 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan 2012 Grantor Retained Annuity Trust #1C may be deemed to beneficially own an aggregate of 8,278,541 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Charles F. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 38 of this Schedule 13D is hereby incorporated by reference.

The Helen A. Dolan 2012 Grantor Retained Annuity Trust #1C may be deemed to beneficially own an aggregate of 6,383,936 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Helen A. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 39 of this Schedule 13D is hereby incorporated by reference.

(c) The following transactions in the Issuer’s Securities have been effected by Group Members within the 60 days prior to this filing:

On March 5, 2012, Charles F. Dolan disposed of 2,800 shares of Class A Common Stock through gifts to multiple recipients on the same day.

On March 5, 2012, Charles F. Dolan, as Trustee of the CFD 2009 Revocable Trust, disposed of 15,300 shares of Class A Common Stock through gifts to multiple recipients on the same day.

On March 5, 2012, Matthew J. Dolan received the following direct and indirect gifts of Class A Common Stock from Charles F. Dolan: 700 shares held jointly with his spouse and 700 as custodian for a minor child.

On March 5, 2012, Deborah A. Dolan-Sweeney received the following indirect gifts of Class A Common Stock from Charles F. Dolan: 700 shares held by trusts for which her spouse serves as co-trustee.

On March 5, 2012, in connection with the vesting of 165,700 restricted shares of Class A Common Stock held by Charles F. Dolan, 76,337 shares, valued at the average price on March 5, 2012 of $14.29 per share of Class A Common Stock, were withheld by the Issuer for the payment of taxes.

On March 5, 2012, in connection with the vesting of 18,200 restricted shares of Class A Common Stock held by Patrick F. Dolan, 6,564 shares, valued at the average price on March 5, 2012 of $14.29 per share of Class A Common Stock, were withheld by the Issuer for the payment of taxes.

On March 5, 2012, in connection with the vesting of 12,900 restricted shares of Class A Common Stock, held by James L. Dolan’s spouse, 4,653 shares, valued at the average price on March 5, 2012 of $14.29 per share of Class A Common Stock, were withheld by the Issuer for the payment of taxes.

On March 14, 2012, the trusts set forth in the table below transferred the number of shares of the Issuer’s Class B Common Stock set forth in the table below to Charles F. Dolan or Helen A. Dolan, as indicated in the table below, in exchange for a promissory note in the principal amount set forth in the table below. No funds were exchanged in connection with any of the transfers of shares of the Issuer’s Class B Common Stock. The shares were valued at $14.79 per share, the mean of the high and low trading price for the Class A Common Stock on March 14, 2012, for such purpose.

Transferor	Number of shares of Class B Common Stock transferred to Transferee	Promissory Note issued to Transferor	Transferee
Charles F. Dolan 2011 GRAT #1C	6,609,730	$97,757,906.70	Charles F. Dolan

Charles F. Dolan 2011 GRAT #2C	1,668,811	$24,681,714.69	Charles F. Dolan

Helen A. Dolan 2011 GRAT #1C	3,965,804	$58,654,241.16	Helen A. Dolan

Helen A. Dolan 2011 GRAT #2C	2,418,132	$35,764,172.28	Helen A. Dolan

On March 14, 2012, Charles F. Dolan and Helen A. Dolan contributed the number of shares of Class B Common Stock listed in the table below to the Grantor Retained Annuity Trust listed in the table below. No funds were exchanged in connection with any of the transfers of shares of the Issuer’s Class B Common Stock.

Transferor	Number of shares of Class B Common Stock	Transferee
Charles F. Dolan	8,278,541	Charles F. Dolan 2012 GRAT #1C

Helen A. Dolan	6,383,936	Helen A. Dolan 2012 GRAT #1C

(d) See Exhibit A, which is incorporated by reference herein.

(e) On March 14, 2012, each of the CFD 2011 GRAT #1C, CFD 2011 GRAT #2C, HAD 2011 GRAT #1C and HAD 2011 GRAT #2C ceased to be a beneficial owner of Issuer securities and a Group Member.

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The disclosure in the section of Item 6 entitled “THE CLASS B STOCKHOLDERS AGREEMENT” is hereby amended by adding the following paragraph after the end of the last paragraph thereof:

On March 14, 2012, the CFD 2012 GRAT #1C and the HAD 2012 GRAT #1C became parties to the 2nd A&R Class B Stockholders Agreement, and the Old GRATs ceased to be parties to such agreement.

Item 7	Material to be Filed as an Exhibit.

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit B.12:	Joint Filing Agreement, dated March 23, 2012.

Exhibit C.5:	Powers of Attorney for each of:

Charles F. Dolan 2012 Grantor Retained Annuity Trust #1C.

Helen A. Dolan 2012 Grantor Retained Annuity Trust #1C.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 23, 2012

CHARLES F. DOLAN, individually, and as Trustee of the Charles F. Dolan 2009 Revocable Trust, the Charles F. Dolan 2011 Grantor Retained Annuity Trust #1C, the Charles F. Dolan 2011 Grantor Retained Annuity Trust #2C and the Charles F. Dolan 2012 Grantor Retained Annuity Trust #1C

*
Charles F. Dolan

HELEN A. DOLAN, individually, and as Trustee of the Helen A. Dolan 2009 Revocable Trust, the Helen A. Dolan 2011 Grantor Retained Annuity Trust #1C, the Helen A. Dolan 2011 Grantor Retained Annuity Trust #2C and the Helen A. Dolan 2012 Grantor Retained Annuity Trust #1C

*
Helen A. Dolan

JAMES L. DOLAN, individually

/s/ James L. Dolan
James L. Dolan

THOMAS C. DOLAN, individually

/s/ Thomas C. Dolan
Thomas C. Dolan

PATRICK F. DOLAN, individually

*
Patrick F. Dolan

MARIANNE DOLAN WEBER, individually

/s/ Marianne Dolan Weber
Marianne Dolan Weber

DEBORAH A. DOLAN-SWEENEY, individually

*
Deborah A. Dolan-Sweeney

KATHLEEN M. DOLAN, individually, and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan, and as Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust

/s/ Kathleen M. Dolan
Kathleen M. Dolan

LAWRENCE J. DOLAN, not individually but as a Trustee of the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney, the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan, the CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney, the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber, the CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan and the CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan

*
Lawrence J. Dolan

DAVID M. DOLAN, not individually but as a Trustee of the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan,

the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney, the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan, the CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney, the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber, the CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan and the CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan

*
David M. Dolan

PAUL J. DOLAN, not individually but as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan

*
Paul J. Dolan

MATTHEW J. DOLAN, not individually but as a Trustee of the Charles F. Dolan Children Trust FBO Marianne Dolan Weber and the Charles F. Dolan Children Trust FBO Thomas C. Dolan

*
Matthew J. Dolan

MARY S. DOLAN, not individually but as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney and the Charles F. Dolan Children Trust FBO Patrick F. Dolan

*
Mary S. Dolan

*By:	/s/ William A. Frewin
William A. Frewin
As Attorney-in-Fact